Exhibit 107

Calculation of Filing Fee Table

Schedule TO-T

(Rule 14d-100)

CINCOR PHARMA, INC.

(Name of Subject Company (Issuer))

CINNAMON ACQUISITION, INC.

ASTRAZENECA FINANCE AND HOLDINGS INC.

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to be Paid	$158,137	0.00011020	$158,137
Fees Previously Paid	$0		$0
Total Transaction Valuation	$1,434,992,857
Total Fees Due for Filing			$158,137
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$158,137

*Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying 49,270,141 shares of common stock, par value $0.00001 per share, of CinCor Pharma, Inc. (“CinCor”), by $29.125, which is the average of the high and low prices reported by the Nasdaq Global Market on January 17, 2023. CinCor has advised AstraZeneca, Parent and Purchaser that, as of January 17, 2023: (i) 43,783,800 shares of CinCor common stock were issued and outstanding (including 19,607 restricted shares of CinCor common stock), (ii) 2,845,829 shares of CinCor common stock were subject to outstanding CinCor stock options, (iii) 40,512 shares of CinCor common stock were subject to outstanding CinCor restricted stock unit awards, and (iv) warrants exercisable for up to 2,600,000 shares of CinCor common stock were outstanding.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, issued August 26, 2022, by multiplying the transaction value by 0.00011020.